SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On February 11, 2019, the registration statement (File No. 333-229155) for Anchiano Therapeutics Ltd.'s (the “Company”) initial public offering (“IPO”) was declared effective by the Securities and Exchange Commission. In connection with the IPO, the Company announced that it has entered into an Underwriting Agreement with Oppenheimer & Co. Inc., acting as representative of the underwriters therein, pursuant to which the Company agreed to issue and sell 2,652,174 of its American Depositary Shares (“ADSs”), each representing five ordinary shares of the Company, no par value per share, at $11.50 per ADS, less underwriting discounts and commissions.

A copy of the press release announcing the sale is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

99.1	Press Release dated February 12, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated February 12, 2019